Holdings & Sectors

Holdings

Top 15 Holdings as of March 31, 2014	
Apple Computer Inc.	5.31%
Baidu ADR	4.90%
Mastercard, Inc.	4.80%
BNP Paribas ADR	4.60%
Teva Pharmaceutical	4.44%
Bank of America Corp.	4.21%
Citigroup, Inc.	4.00%
CF Industries	3.87%
Google Inc.	3.86%
American International Group, Inc.	3.71%
EMC Corporation	3.66%
Munich RE Group	3.58%
International Business Machines Inc.	3.33%
Hollyfrontier Corp.	3.30%

Portfolio Information
Holdings & Sectors
Performance & NAV
Factsheet
Financial Reports
Proxy Voting

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PROSPECTUS

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Joy Global	3.16%

Sectors


Information Technology
25.86%
Financials
20.10%
Energy
14.23%
Telecommunication Services
11.11%
Consumer Discretionary
6.10%
Health Care
4.44%
Materials
3.87%
Industrials
3.16%
Consumer Staples
2.93%
Cash
8.20%

Fund Sectors as of March 31, 2014	
Information Technology	25.86%
Financials	20.10%
Energy	14.23%
Telecommunication Services	11.11%
Consumer Discretionary	6.10%
Health Care	4.44%
Materials	3.87%
Industrials	3.16%
Consumer Staples	2.93%
Cash	8.20%

MUNDOVAL FUND
GLOBAL VALUE INVESTING

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing. Click here to view the prospectus on-line.



7855 Ivanhoe Ave. Ste 210, La Jolla, CA 92037

Performance & NAV

Investment Strategy

The Mundoval Fund seeks long-term capital appreciation by investing in U.S. and international businesses. The Fund's strategy focuses on value style investing by owning shares of companies believed to be trading at a discount to their intrinsic value.

Differentiating Factors

- Portfolio Manager invested alongside clients.
- Long-term, multi-year investment horizon and low turnover of portfolio holdings.
- Consistent application of investment philosophy through market cycles.
- Conservative business valuation estimates that prioritize free cash flow generation.

Geographic Diversification

As of March 31, 2014



52.39% Domestic

39.41% International

8.20% Net Cash[1]

Net Cash represents cash equivalents and other assets less liabilities.

Top 10 Holdings	
Apple Computer, Inc.	5.31%

Portfolio Information

Holdings & Sectors

Performance & NAV

Factsheet

Financial Reports

Proxy Voting

LATEST NEWS

Quarterly Commentary 1Q14

Quarterly Commentary 4Q13

SUBSCRIBE TO OUR NEWSLETTER

name

email address

Subscribe


MUNDOVAL FUND
PROSPECTUS

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Baidu ADR	4.90%
Mastercard, Inc.	4.80%
BNP Paribas ADR	4.60%
Teva Pharmaceutical	4.44%
Bank of America Corp.	4.21%
Citigroup, Inc.	4.00%
CF Industries	3.87%
Google Inc.	3.86%
American International Group	3.71%

Industry Diversification	
Information Technology	25.86%
Financials	20.10%
Energy	14.23%
Telecommunication Services	11.11%
Consumer Discretionary	6.10%
Health Care	4.44%
Materials	3.87%
Industrials	3.16%
Consumer Staples	2.93%
Cash	8.20%

Fund Facts	
Ticker	MUNDX
CUSIP	62613P202
Inception Date	9/3/2004

Total Holdings	27
2013 Portfolio Turnover	32.54%
Net Assets (millions)	$20.22
Audited Expense Ratio	1.50%
No sales loads or distribution	

Average Annual Total Returns[2]

As of March 31, 2014



Mundoval Fund
MSCI World Index
24.25%
19.07%
12.49%
10.22%
19.46%
18.27%
5.14%
3.66%
7.70%
7.24%
1 Year
3 Years
5 Years
7 Years
Since Inception

Hypothetical Growth of $10,000 since inception[2]



$21,000
$18,000
$15,000
$12,000
$9,000
$6,000
$3,000
$0
$20,335
2004
2006
2007
2009
2010
2012
2013

A hypothetical $10,000 investment in the fund at inception on 9/3/04 would have been worth $20,335 on 3/31/14. All returns include change in share prices, and reinvestment of any dividends and capital gains distributions. This chart does not imply future performance.

[2]Risks & Important Considerations

Performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. All returns include change in share prices, and reinvestment of any dividends and capital gains distributions. Current performance may be lower or higher than the performance data quoted. Indices shown are broad-based, unmanaged indices commonly used to measure performance of U.S. and world stocks. These indices do not incur expenses and are not available for investment. You may obtain performance data current to the most recent month -end by calling the transfer agent at 1-877-59- FUNDS. You should consider the investment objectives, risks, and charges and expenses of the fund carefully before investing. The prospectus contains this and other information about the fund. You may obtain a prospectus by calling 1-877-59- FUNDS. The prospectus should be read carefully.



7855 Ivanhoe Ave. Ste 210, La Jolla, CA 92037